July 24, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Patrick Gilmore,

Branch Chief – Accounting

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Holdings, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2008

Filed January 14, 2009

Form 10-K/A for the Fiscal Year Ended October 31, 2008

Filed February 26, 2009

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Filed June 5, 2009

File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Holdings, Inc. (the “Company”), and responds to your letter, dated July 10, 2009, transmitting comments of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.

The Company’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of July 10, 2009. For your convenience, we have also included the text of each of your comments in bold text, followed by the Company’s response.

In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Patrick Gilmore

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 1. Business

Company History, page 1

1. Comment: In future filings in which you are required to disclose the general development of your business pursuant to Item 101(a) of Regulation S-K, please provide a brief description of the business operations of Lipman Electronic Engineering Ltd. prior to your acquisition of that company.

Response: We confirm that in future filings we will include a brief description of the business operations of Lipman Electronic Engineering Ltd., prior to our acquisition of that company, in our disclosures of the general development of our business to the extent applicable pursuant to Item 101(a) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

2. Comment: We note from your discussion regarding your executive compensation practices on page 15 of Amendment No. 1 to your annual report on Form 10-K that you use net income, as adjusted, per share and EBITDA, as adjusted, as key indicators for your company’s performance. Please tell us whether you considered discussing in management’s discussion and analysis your company’s performance as it relates to these indicators. See Section III.B.1 of SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

Response: In our management’s discussion and analysis, we discuss our financial performance based on our GAAP financial statements including disclosures based on our operating segments, in each case with reference to changes and trends that are material to the Company’s performance. As the comment notes, we also consider certain non-GAAP measures such as net income, as adjusted, per share and EBITDA, as adjusted, in assessing the performance of the Company for purposes of making compensation determinations in part because most of the financial line items that are excluded in reconciling to the non-GAAP measures are those outside the control of our management. In our management’s discussion and analysis, we are mindful of these reconciling items in assessing which GAAP line items warrant highlighted discussion in analyzing changes and trends in our performance between periods. However, we do not believe it was appropriate to specifically analyze non-GAAP measures apart from this discussion of the components that affect our GAAP financial results on an enterprise basis and by operating segment.

Patrick Gilmore

In highlighting material changes and trends in our performance in our management’s discussion and analysis, we analyze those important line items which are components of the reconciliation of our non-GAAP financial measures to our GAAP financials. Our discussion includes, for example, the impact of stock-based compensation expense, depreciation expense and interest expense, and the timing and source of restructuring expenses, acquisition-related expenses, amortization of purchased intangible assets and impairment of goodwill and intangible assets. As applicable, we also note the extent to which such items are likely to recur and therefore represent a trend. We respectfully submit that this analysis adequately conveys to readers the material aspects of our financial condition, operating performance and material trends and promotes their understanding of our period to period performance.

In future filings, we will remain mindful of the guidance set forth in Section III.B.1 of SEC Release 33-8350 in determining those factors, trends and changes we believe are material to the evaluation and discussion of our performance and in formulating our analysis, including as appropriate, references to key performance indicators.

Critical Accounting Estimates

Goodwill, page 55

3. Comment: We note you recorded a goodwill impairment charge of $262.5 million in the fourth quarter of fiscal 2008. You subsequently recorded an additional impairment charge of $175.5 million during the first six months of fiscal 2009. Please tell us what consideration you gave to disclosing the significant assumptions you used in performing your impairment tests as well as quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350. Similar concerns apply to the impairment charge of $26.6 million you recorded in your fourth fiscal quarter for developed and core technology intangibles.

Response:

Goodwill Impairment Review

As described on page 55 of our fiscal 2008 Form 10-K, we review goodwill annually for impairment unless certain events or indicators of impairment occur between the annual tests, in which case we then perform the impairment test of goodwill at that date. In testing for a potential impairment of goodwill, we: (1) allocate goodwill to our various reporting units to which the acquired goodwill relates; (2) estimate the fair value of our reporting units; and (3) determine the

Patrick Gilmore

carrying value (i.e. book value) of those reporting units, as some of the assets and liabilities related to those reporting units are not held by those reporting units but at the general corporate level.

We have further considered Section V of SEC Release 33-8350. We believe that the previous disclosures made were sufficient and in line with the requirements of Release 33-8350. However, we recognize that enhanced disclosures can be made to clarify and amplify points previously included in our prior filing. Therefore, in future filings we will include enhanced disclosure as to our goodwill impairment review methodology and assumptions as follows:

“During 2008 and the first half of our fiscal year 2009, we considered three generally accepted approaches to valuation in preparing our goodwill impairment assessment. These approaches are commonly referred to as the income approach, market approach and cost approach. Consistent with prior periods, we selected the income approach, and specifically the discounted cash flow (“DCF”) method, to derive the fair value of each of our reporting units. The DCF approach calculates fair value by estimating the after-tax cash flows to a present value using a risk-adjusted discount rate. We selected this method as being the most meaningful in conducting our goodwill assessments because we believe it most appropriately measures our income producing assets.

In applying the income approach to our accounting for goodwill, we made certain assumptions as to the amount and timing of future expected cash flows, terminal value growth rates and appropriate discount rates. The amount and timing of future cash flows within our DCF analysis is based on our most recent long-term forecasts of the expected future financial performance of each of the reporting units, including projections of revenues, costs of sales, operating expenses, income taxes, working capital requirements, and capital expenditures. The terminal value growth rate is used to calculate the value of cash flows beyond the last projected period in our DCF analysis and reflects our best estimates for stable, perpetual growth of our reporting units. We use the weighted average cost of capital (“WACC”) as a basis for determining the discount rates to apply to our reporting units’ future expected cash flows.

Due to the weakening of the macroeconomic environment primarily driven by the illiquidity of the credit markets, difficulties in the banking and financial services sectors, falling consumer confidence, and rising unemployment rates, the Company’s stock price and market capitalization declined significantly. As a result, our estimated WACC increased from 19.4 percent for the goodwill impairment assessment in the fourth quarter of fiscal 2008 to 29.0 percent for our interim impairment assessment for the first six months of fiscal 2009. A sustained decline in our market capitalization, further weakening of the macroeconomic environment or failure to meet our internal forecasts could result in changes to our evaluation of goodwill impairment in the future.”

Patrick Gilmore

We have previously provided the following disclosures on page 55 of our fiscal 2008 Form 10-K which summarize the key judgments impacting our evaluation of goodwill impairment:

“The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitor’s market capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.”

We do not believe that detailed quantitative sensitivity analysis would be appropriate because of the complexity of the judgments and determinations involved in the assessment of goodwill. Any meaningful sensitivity analysis would be extremely burdensome in light of the sheer number of variables and their impact on the analysis. As a result we believe that any quantitative sensitivity analysis that could be done at reasonable cost and within a reasonable period of time would likely not be meaningful to investors, in part because it would either require analysis of such number of variables that it would be confusing or that it would rely on analysis of a truncated set of variables and therefore run the risk of misleading readers by omission.

Long-lived Assets Impairment Review

As described on page 55 of our fiscal 2008 Form 10-K, we review our long-lived assets including property and equipment, capitalized software development costs, and identifiable intangible assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. During the fourth quarter of fiscal year 2008, we recorded an impairment charge of $26.6 million related to developed and core technology intangibles.

Patrick Gilmore

In future filings we will include enhanced disclosure as to our long-lived assets impairment review methodology as follows:

The disappointing fiscal 2008 fourth quarter results impacted by the weakening macroeconomic environment conditions were considered to be an indicator of possible impairment of long-lived assets. Based on our evaluation of potential impairment, we determined that certain developed and core technology intangibles may be impaired. When determining the fair value of developed and core technology intangibles, we estimated the future cash flows expected to be generated through the sale of products developed from the technologies. The cash flows included our estimates of related direct costs including cost of sales and allocable selling, general and administrative, and research and development costs. The sum of the estimated scheduled cash flows calculated on an undiscounted, pretax basis, was then compared to the carrying value to test the assets for recoverability. In instances where the sum of the scheduled cash flows was lower than the recorded value, an indicator of impairment existed. We then estimated the fair value by discounting the after tax cash flows using an estimated discount rate derived from our estimated WACC, adjusted for specific risks attributed to the asset. The result was then compared to the carrying value of the asset to determine the impairment, if any.

Similar to our above response with respect to goodwill, given the number of variables and their impact and the complexity of the judgments and determinations involved in our assessment of impairment of developed and core technology intangibles, we believe that any meaningful sensitivity analysis would be extremely burdensome to the Company. In particular, we believe that any quantitative sensitivity analysis that could be done at reasonable cost and within a reasonable period of time would likely not be meaningful to investors, in part because it would either require analysis of such number of variables that it would be confusing or that it would rely on analysis of a truncated set of variables and therefore run the risk of misleading readers by omission.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 62

4. Comment: Your disclosures related to Equity Price Risk indicate that you have outstanding debt and various other financial instruments that are related to such debt. Please tell us which of the disclosure alternatives under Item 305 of Regulation S-K you selected with respect to these financial instruments and how your current disclosure meets the requirements of that alternative.

Response: Beginning on page 50 of our fiscal 2008 Form 10-K, under the caption “1.375% Senior Convertible Notes”, we discuss in detail the terms of the Notes and the Notes hedge derivatives which enable readers to determine the financial impact to us if the price of our common stock exceeds the conversion price of $44.02 per share.

Patrick Gilmore

We will include the enhanced disclosure below in our future filings to provide sensitivity analysis disclosures under Item 305 of Regulation S-K:

“In June 2007, we issued and sold $316.2 million aggregate principal amount of our 1.375% Senior Convertible Notes due 2012 (the “Notes”), which may be converted prior to maturity into cash and shares of our common stock upon the occurrence of certain events. The conversion price of the Notes at issuance was approximately $44.02 per share. Upon conversion, we would pay the holder the cash value of the applicable number of shares of our common stock, up to the principal amount of the Notes. Amounts in excess of the principal amount, if any, would be paid in our common stock. Concurrently with the issuance of the Notes, we entered into note hedge transactions to reduce the financial impact from the conversion of the Notes and to mitigate any negative effect such conversion may have on the price of our common stock. We entered into the note hedge transactions with Lehman Brothers OTC Derivatives (“Lehman Derivatives”) and JPMorgan Chase Bank, National Association, London Branch whereby we purchased options to purchase 7.2 million shares of our common stock at a price of approximately $44.02 per share and sold warrants to the same counterparties whereby they have the option to purchase 7.2 million shares of our common stock at a price of approximately $62.36.

The filing by Lehman Brothers of a voluntary Chapter 11 bankruptcy petition in September 2008 constituted an “event of default” under the note hedge transactions with Lehman Derivatives. On September 21, 2008, we delivered a notice of termination to Lehman Derivatives to cancel 3.6 million options we purchased.

As of October 31, 2008, following termination of the note hedge transactions with Lehman Derivatives as described above, we held an option to purchase up to 3.6 million shares of our common stock at $44.02, and have outstanding warrants for 7.2 million shares of our common stock at $62.36. Therefore, there is no impact if the share price of our common stock is below $44.02. For every $1 increase in the share price of our common stock from $44.02 up to $62.36, we expect to issue an additional $3.6 million in shares of our common stock (at the relevant share price). For every $1 increase in the share price of our common stock above $62.36, we will be required to issue an additional $7.2 million in shares of our common stock.”

Item 8. Financial Statements and Supplemental Data

Note 6. Financing

1.375% Senior Convertible Notes, page 90

Patrick Gilmore

5. Comment: We note your disclosure that you delivered a notice of termination for your note hedge transactions with Lehman Derivatives and that you requested reimbursement for the loss incurred in terminating and closing-out the transaction. Please explain to us how you accounted for the termination and request for reimbursement. Refer to authoritative accounting literature as appropriate.

Response: As disclosed in Note 5 of Notes to Consolidated Financial Statements in our fiscal 2008 Form 10-K, in connection with the offering of the 1.375% Senior Convertible Notes, we entered into note hedge transactions with affiliates of the initial purchasers. At the time of entering into the note hedge transactions with Lehman Derivatives, we concluded that the call option and the warrants were indexed to the Company’s stock under EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock” and should be classified in stockholder equity under EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock. As a result, the amounts paid and received, net of tax, were recorded in additional paid in capital (“APIC”).

Through October 31, 2008 there have been no changes in the terms of the contracts underlying the options and warrants other than the termination of the note hedge transaction with Lehman Derivatives. Therefore, consistent with our initial evaluation we concluded the call options and warrants continue to qualify as equity derivatives. When we delivered the request for reimbursement, we determined that it was likely we would not receive any payment as we only have an unsecured claim in the Lehman Derivatives bankruptcy proceedings. Hence, in accordance with Statement of Financial Accounting Standards (“SFAS”) 5, Accounting for Contingencies, no amount was recorded. We will record an entry to increase equity only if and when we receive a recovery from Lehman Derivatives.

Note 15. Quarterly Financial Information (Unaudited) (Revised), page 109

6. Comment: We note your disclosure that you had a clerical error in the determination of the effect of foreign currency exchange rates on cash and cash equivalents for the six months ended April 30, 2008 and the nine months ended July 31, 2008 and that the Company has not amended its quarterly reports on Form 10-Q for the quarterly periods affected by the revisions. Please tell us how you considered whether these revisions represented the correction of an error in previously issued financial statements pursuant to paragraph 25 of SFAS 154 and tell us how you concluded that amendment of your quarterly reports was not required. As part of your response, please tell us how you considered filing an Item 4.02 Form 8-K.

Patrick Gilmore

Response: As described on page 111 of our fiscal 2008 Form 10-K, we disclosed we had made a clerical error in the determination of the effect of foreign currency exchange rates on cash and cash equivalents which resulted in a reclassification between cash provided by operating activities and the effect of foreign exchange rate changes on cash and cash equivalents in our Statement of Cash Flows for the six months ended April 30, 2008 and the nine months ended July 31, 2008. Net increase (decrease) in cash and cash equivalents for these periods did not change.

We reviewed this error in accordance with SFAS 154 and in the context of Staff Accounting Bulletin Nos. 99 and 108, and concluded that we should disclose the correction of this error and the related impact on our Statement of Cash Flows for the quarters ended April 30, 2008 and July 31, 2008. As the clerical error was identified and analyzed immediately prior to the scheduled filing of our fiscal 2008 Form 10-K, we concluded that the most appropriate way to expeditiously disclose the correction and related impact was through the filing of our Form 10-K rather than amendment to previously filed Form 10-Qs. As a result, we added an unaudited quarterly footnote in the Form 10-K for the year ended October 31, 2008 that disclosed the “as reported” and “as revised” amounts for the quarterly periods impacted by the clerical error as well as a description of the clerical error.

We evaluated the nature of the clerical error and the impact on our previously filed Form 10-Qs in considering whether amendment to our Form 10-Qs was necessary. We determined that:

•

The error was not pervasive and was only limited to a reclassification between two line items within the statement of cash flows for two interim financial periods. The error had no impact on our cash position for the periods or on our consolidated balance sheets, consolidated statements of operations, consolidated statements of changes in stockholders’ equity and comprehensive income, or the accompanying notes.

•	The error did not mask a change in earnings or other significant trends.

•

The error did not impact our ability to meet analysts’ consensus expectations of our performance and, although net cash provided by (used in) operating activities did change as a result of the error, neither our forward guidance nor the main performance measures relied upon by our investors were impacted by the error.

•	The error did not affect the Company’s compliance with regulatory requirements, loan covenants or other contractual requirements.

•	The error did not have the effect of increasing management’s compensation.

Patrick Gilmore

Based on all these factors, as well as the disclosures included in our Form 10-K, we concluded no amendment to our previously filed Form 10-Qs was necessary.

At the time this clerical error was discovered, we also considered whether the filing of a Form 8-K was necessary. After considering the above factors as well as the disclosures included in our Form 10-K, we determined that an Item 4.02 Form 8-K filing was not necessary.

We have updated our Statement of Cash Flows for the period ended April 30, 2008 in our recently filed Form 10-Q for the quarter ended April 30, 2009 and plan to update our Statement of Cash Flows presented for the period ended July 31, 2008 when we file our Form 10-Q for the period ended July 31, 2009.

Form 10-K/A for the Fiscal Year Ended October 31, 2008

Item 11. Executive Compensation

Summary Compensation Table, page 21

7. Comment: Please tell us how you determined the amounts disclosed as fiscal year 2008 compensation for Mr. Waller in each of the Bonus and Non-Equity Incentive Compensation columns of the summary compensation table. We note in this regard that based on your compensation discussion and analysis it appears that you have included in the Bonus column certain amounts paid to Mr. Waller as quarterly and annual performance-based cash bonus awards. Only amounts paid over and above the amounts earned by meeting the relevant performance measures should be reported in the Bonus column. Please explain to us why you believe you have provided appropriate disclosure in the summary compensation table of the quarterly and annual performance-based incentive cash bonuses awarded to this named executive officer for fiscal 2008. Alternatively, confirm that you will revise your disclosure as appropriate in future filings. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfinlguidance/regsk-interp.htm.

Response: The amounts of Mr. Waller’s fiscal 2008 compensation included in our Summary Compensation Table as Bonus consisted of (i) the total amount paid to Mr. Waller as annual bonus, and (ii) the portion of the quarterly bonus earned based on a review of Mr. Waller’s individual performance following each quarter.

We classified the annual bonus for fiscal 2008 as Bonus in the Summary Compensation Table because it is not based on pre-established and communicated performance targets. At the beginning of each fiscal year, our Compensation

Patrick Gilmore

Committee establishes a target annual bonus dollar amount for each of our named executive officers. The Committee sets specific performance objectives upon which the Chief Executive Officer’s (“CEO”) bonus is dependent, but does not set specific or objective performance metrics to be achieved for bonus attainment as to the other named executives, such as Mr. Waller. Following the end of the fiscal 2008 year, the Committee in its discretion determined the amount of the annual bonus, if any, to award to Mr. Waller. In determining the fiscal 2008 annual bonus awarded to Mr. Waller, the Committee primarily considered whether the Company achieved the specific performance objectives set for the CEO, in addition to subjectively evaluating a number of different performance factors including the financial performance of Mr. Waller’s integrated solutions group during the 2008 fiscal year, our stock price performance, unforeseen events, the individual named executive’s personal performance, and the recommendation of the CEO.

Similarly, we classified the portion of Mr. Waller’s quarterly bonuses earned without reference to pre-established and communicated performance targets as Bonus. As described in footnote 5 of the “Quarterly Bonus Awards” table on pages 18-19 of our Form 10-K/A, this portion of the quarterly bonus award is based on the Chief Executive Officer’s subjective review of Mr. Waller’s individual performance.

We classified the portion of the quarterly bonus, referred to in our Form 10-K/A as quarterly “performance bonus” awards, as Non-Equity Incentive Plan Compensation. As described in footnote 5 of the “Quarterly Bonus Awards” table on pages 18-19 of our Form 10-K/A, this portion of the quarterly bonus award is earned based on preset performance targets for contribution margin and gross margin of Mr. Waller’s business unit. Accordingly, we concluded that such awards were “incentive plan awards” as defined in Section 402(a)(6)(iii) of Regulation S-K.

In future filings, we will provide enhanced disclosures to clarify whether performance targets are pre-established and communicated. In addition, we will also include in future filings appropriate footnote disclosures or cross-references in our Summary Compensation Table to enhance the reader’s understanding of the items disclosed.

Grants of Plan-Based Awards, page 23

8. Comment: The Grants of Plan-Based Awards table does not appear to reflect your performance-based cash bonus plan(s) for fiscal 2008. Please advise.

Patrick Gilmore

Response: Our quarterly bonus awards that were awarded in fiscal 2008 subject to achievement of preset performance targets are considered Non-Equity Incentive Plan Awards for purposes of the Grants of Plan-Based Awards table. These Non-Equity Incentive Plan Awards are earned in the same fiscal year as awarded. Based upon the interpretation set forth in Question 120.02 of the SEC’s Regulation S-K Compliance and Disclosure Interpretations, we acknowledge that we should have disclosed the information required in columns (c), (d) and (e) of the Grants of Plan-Based Awards for fiscal 2008 for Mr. Barry Zwarenstein and Mr. Elmore Waller. We entered into a separation agreement with Mr. Zwarenstein effective April 1, 2008, and we did not pay out any target bonus for Mr. Zwarenstein for fiscal year 2008. Mr. Waller was eligible for a quarterly target Non-Equity Incentive Plan Award of $25,000 for each fiscal quarter of 2008 and earned a total of $29,375 under such awards. These amounts are disclosed under “Quarterly Bonus Awards” and in the Company’s Summary Compensation Table as Non-Equity Incentive Plan Compensation in the Company’s Amendment No. 1 to Form 10-K.

The Company confirms that in future filings it will appropriately reflect its Non-Equity Incentive Plan Awards in the Grants of Plan-Based Awards table as required.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 32

9. Comment: We note the following statement: “We occasionally enter into transactions with entities in which an executive officer, director, 5% or more beneficial owner of our common stock, or an immediate family member of these persons have a direct or indirect material interest.” However, it is unclear from this and the ensuing disclosure whether or not there were any such transactions that occurred during fiscal 2008 or were proposed at the time of filing, such that they are required to be disclosed under Item 404(a) of Regulation S-K. Please confirm, if accurate, that there were no transactions with related parties during the relevant period required to be disclosed in your Form 10-K pursuant to Item 404(a)) and clarify future disclosure in this regard as appropriate. Alternatively, revise your filing as necessary to provide all of the information called for by Item 404(a) with respect to any such related-person transactions.

Response: We confirm that there were no transactions with related parties during fiscal 2008 or proposed at the time of filing that are required to be disclosed in our Form 10-K pursuant to Item 404(a) of Regulation S-K. In future filings, we will clarify the disclosure as to whether or not there are transactions that are required to be disclosed pursuant to Item 404(a) of Regulation S-K for the applicable period.

Patrick Gilmore

Form 10-Q for the Fiscal Quarter Ended April 30, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 44

10. Comment: Your Form 10-Q states that you believe that, “due to the controls and procedures which have been implemented as of April 30, 2009, and with the additional personnel hired,” you have remediated two of the three material weaknesses in your internal control over financial reporting that were identified in your Form 10-K for the fiscal year ended October 31, 2008. In your response letter and in future filing[s] as applicable, please identify clearly the steps that you have taken to remediate each material weakness. In this regard, we note that you have listed several changes in internal control over financial reporting that occurred during the three months ended April 30, 2009, but it is unclear from this disclosure which steps were taken to address which material weakness(es).

Response: We have identified below the steps taken to remediate each material weakness, and we confirm that we will include such enhanced disclosure in future filings:

During the first half of the fiscal year ending October 31, 2009, management implemented numerous controls and procedures and hired additional accounting personnel with the intent to remediate two identified material weaknesses described below which existed at October 31, 2008. We believe that due to the controls and procedures which have been implemented as of April 30, 2009 together with the additional personnel hired, we have remediated these material weaknesses. We will continue to test the operating effectiveness of these controls throughout the rest of fiscal 2009 to ensure that such controls are operating effectively. Our independent registered public accounting firm will test the design and operating effectiveness of these controls in connection with its audit of our internal control over financial reporting as of October 31, 2009. Below we have noted the two material weaknesses with the corresponding remediation efforts.

Material Weakness I - Personnel:

We experienced an entity-level material weakness in the control environment related to our period-end financial reporting process due to an insufficient number of qualified personnel with the required proficiency to apply our accounting policies in accordance with U.S. GAAP. This material weakness contributed to adjustments in several accounts during the fiscal year ended October 31, 2008. The accounts most affected included capitalized software development costs, inventories, accounts payable and cost of net revenues; however, this material

Patrick Gilmore

weakness could impact all financial statement accounts, with a higher likelihood for accounts subject to non-routine or estimation processes, such as inventory reserves and income taxes. Remediation efforts include the following:

•

We have added qualified accounting and finance personnel who have sufficient knowledge and experience in generally accepted accounting principles, cost accounting, tax, and management of financial systems. Senior additions include a Vice President of Treasury, a Treasury Assistant, a Vice President of Accounting and Reporting, and a Controller for our UK office. In addition, during fiscal year 2008, we added a Director of Supply Chain Finance along with three other individuals in this department.

•

During the second half of fiscal 2008, we hired a Vice President of Internal Audit to enhance this corporate function. Subsequently, during the latter part of fiscal 2008 and up through the second quarter of fiscal 2009, we further expanded our internal audit department to include four additional internal audit staff, three of which are experienced audit managers that hold accounting/audit certifications.

•	We have added four additional accounting analysts throughout the world and upgraded our staff in one of our Latin American divisions.

•	We have enhanced the segregation of duties between the financial planning and the accounting and control functions by realigning key personnel to ensure conflicts no longer exist.

•

We implemented an ongoing training program for our regional accounting personnel to strengthen their understanding of U.S. Generally Accepted Accounting Principles and the Company’s accounting policies and procedures as well as the revised monitoring requirements.

Material Weakness II - Monitoring:

We experienced an entity-level material weakness in control activities related to the design and operation of our supervision, monitoring, and monthly financial statement review processes. This material weakness contributed to adjustments in several accounts during the fiscal year ended October 31, 2008. The accounts most affected included capitalized software development costs, inventories, accounts payable and cost of net revenues; however, this material weakness could impact all financial statement accounts. In addition to the remediation efforts listed above with respect to the personnel material weakness, which also addresses this material weakness, we have undertaken the following process changes:

•	We have expanded our review over manual journal entries by requiring a more senior level review over certain dollar limits to ensure entries were properly supported.

Patrick Gilmore

•

We have enhanced our review process over the monthly financial results by requiring additional documentation and analysis to be provided that is then reviewed by appropriate key senior finance personnel.

•

We identified, developed and implemented approximately 60 key financial policies and procedures to enhance our internal controls as well as to standardize our financial close, review and analytics procedures.

•

As noted above, we implemented an ongoing training program for our regional accounting personnel to strengthen their understanding of U.S. Generally Accepted Accounting Principles and the Company’s accounting policies and procedures as well as the revised monitoring requirements.

•

For certain key accounts (including but not limited to capitalized software, inventory, accounts receivable and deferred revenue), we have added additional analysis at both the local and corporate levels which include, but are not limited to, utilizing standardized spreadsheets and reports from the company-wide ERP system.

11. Comment: In addition, please tell us in your response letter, and disclose in future filings as applicable, the steps you are taking, or intend to take in the future, to address the remaining identified material weakness relating to the design and operating effectiveness of controls related to income taxes. In this regard, we note that your Form 10-K for the fiscal year ended October 31, 2008, and your Form 10-Q for the quarterly period ended January [3]1, 2009, include disclosure to this effect under the heading “Management’s Remediation Initiatives.” Please also provide us with an estimated timetable for on-going and planned remediation and any associated material costs, and provide conforming disclosure in future filings where you refer to remediation of material weaknesses.

Response: We have identified below the steps we have taken and the steps we plan to take to remediate the remaining identified material weakness related to the design and operating effectiveness of controls related to income taxes, and we confirm that we will include such enhanced disclosure in future filings as applicable:

1.	We have hired dedicated in-house professional tax staff that will focus on tax matters. We engaged a Vice President of Tax in October 2008, who we subsequently hired, and in June 2009, we hired a tax director and a tax manager, both with substantial relevant tax experience. We will continue to evaluate our staffing needs for dedicated in-house professional tax staff to ensure we have adequate staffing.

Patrick Gilmore

2.	We developed internal policies and are refining our procedures to assure timely receipt of international data to allow more robust review and analysis.

3.	We implemented procedures to analyze tax accounts on a quarterly basis locally and at the corporate level including, for example, review and analysis of tax payments, refunds and accruals.

4.	We established a uniform policy and procedure for recording tax entries.

5.	We provide ongoing training for our regional accounting personnel to strengthen their understanding of U.S. Generally Accepted Accounting Principles and the Company’s accounting policies and procedures.

We believe we will complete the required remedial actions by the end of our fiscal year ending October 31, 2009. We will be testing the operating effectiveness of the above processes and controls throughout the rest of fiscal 2009 to assess whether such processes and controls are operating effectively. Our independent registered public accounting firm will test the design and operating effectiveness of these controls and processes in connection with its audit of our internal control over financial reporting as of October 31, 2009. The material costs associated with the above remedial actions include ongoing compensation expenses for the newly hired tax staff, and engagement fees for third party tax consulting firms to assist with the design and implementation of the new processes and controls.

We confirm that we will provide conforming disclosure in future filings where we refer to remediation of material weaknesses.

* * * * *

Patrick Gilmore

In responding to the Division’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me by telephone ((408) 232-7222), facsimile ((408) 232-7841) or e-mail (albert_liu@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Albert Liu
Albert Liu
Senior Vice President & General Counsel
VeriFone Holdings, Inc.

cc:	Mark Shannon

Chris Davis

Ryan Houseal

Katherine Wray

(Securities and Exchange Commission)

Douglas G. Bergeron

Robert Dykes

(VeriFone Holdings, Inc.)

Dane B. Wall

Ronald J. Schirle

(Ernst & Young LLP)

Scott D. Miller

(Sullivan & Cromwell LLP)